AMENDMENT
                                     to the
                          INVESTMENT ADVISORY AGREEMENT
                                     between
                          VANGUARD EQUITY INCOME FUND,
                                       and
                       WELLINGTON MANAGEMENT COMPANY, LLP

         This Amendment ("Amendment") supplements, forms part of, and is subject in all respects to, that certain Investment Advisory Agreement ("Advisory Agreement"), dated January 1, 2000, between Vanguard Equity Income Fund ("Fund"), a series of Vanguard Fenway Funds, a Delaware business trust ("Trust"), and Wellington Management Company, LLP, a Massachusetts limited liability partnership ("Wellington"). This Amendment is effective as of September 21, 2005.

                           WITNESSETH:

         WHEREAS, Wellington renders investment advisory services to certain assets of the Fund which the Board of Trustees of the Trust determines from time to time to assign to Wellington (the "Wellington Portfolio");

         WHEREAS, effective September 21, 2005, the Board of Trustees reallocated the portion of the Fund's assets that were managed by John & Levin & Co., Inc. ("Levin") to the Fund's two other investment advisers, including a reallocation of approximately $400 million ("Reallocated Assets") to Wellington as of such date;

         WHEREAS, the quarterly Basic Fee payments calculated as described in the Advisory Agreement for the quarter ended September 30, 2005 will include the transfer of the Reallocated Assets to the Wellington Portfolio as of September 21, 2005, and therefore will result in an artificially high payment to Wellington for the quarter ended September 30, 2005; and

         WHEREAS, in order to ensure that the Basic Fee and the Performance Adjustment for the Wellington Portfolio for the quarter ended September 30, 2005 is calculated on a fair and equitable basis in accordance with the intentions of the Fund and Wellington, the parties have agree to a pro-rated fee arrangement as described below for the quarter ended September 30, 2005.

         NOW, THEREFORE, intending to be legally bound hereto, the Fund and Wellington hereby agree as follows:

1. Definitions. All capitalized terms not otherwise defined herein shall have the meaning given to them in the Advisory Agreement.

2. Basic Fee for the Period from July 1, 2005 through September 20, 2005. For purposes of calculating the Basic Fee payable to Wellington for the period from July 1, 2005 through September 20, 2005, the parties agree that the Fund will pay to Wellington a Basic Fee calculated by applying a quarterly rate, based on the annual percentage rates specified in Section 4 of the Advisory Agreement, to the average net assets of the Wellington Portfolio on the following days: July 31, 2005, August 31, 2005 and September 20, 2005 (which is the day before the Reallocated Assets were transferred to the Wellington Portfolio). The result shall then be multiplied by 0.891 (a factor representing 82 of the 92 days in the fiscal quarter ended September 30, 2005).

3. Basic Fee for the Period from September 21, 2005 through September 30, 2005. For purposes of calculating the Basic Fee payable to Wellington for the period from September 21, 2005 through September 30, 2005, the parties agree that the Fund will pay to Wellington a Basic Fee calculated by applying a quarterly rate, based on the annual percentage rates specified in Section 4 of the Advisory Agreement, to the average net assets of the Wellington Portfolio on September 30, 2005 (which is the last day of the fiscal quarter ended September 30, 2005). The result shall then be multiplied by 0.109 (a factor representing 10 of 92 days in the fiscal quarter ended September 30, 2005).

4. Combined Basic Fee. The Basic Fee amounts calculated under paragraphs 2 and 3 above shall be added together to form a single Basic Fee payable to Wellington for the fiscal quarter ended September 30, 2005 (the "Combined Basic Fee").

5. Performance Adjustment. The Performance Adjustment (if any) for the fiscal quarter ended September 30, 2005 shall be calculated based on the Combined Basic Fee (rather than based on the Basic Fee) pursuant to Sections 4 and 4.1 of the Advisory Agreement as amended by this Amendment.

6. Governing Law. All questions concerning the validity, meaning, and effect of the Advisory Agreement or this Amendment shall be determined in accordance with the laws (without giving effect to the conflict-of-law principles thereof) of the State of Delaware applicable to contracts made and to be performed in that state.

7. Continuance of Terms and Conditions. Except as specifically amended hereby, all of the terms and conditions of the Advisory Agreement are unaffected and shall continue to be in full force and effect and shall be binding upon the parties in accordance with their terms.

8. Counterparts. This Amendment may be signed in two or more counterparts. Each counterpart will constitute an original but all the counterparts together will constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties have executed this Amendment by their duly authorized officers as of the effective date hereof.

VANGUARD EQUITY INCOME FUND,                  WELLINGTON MANAGEMENT COMPANY, LLP
A SERIES OF VANGUARD FENWAY FUNDS



By: John J. Brennan /S/                      BY: Jonathan M. Bruno /S/
Name:     John J. Brennan                    Name: Jonathan M. Bruno
Title:Chairman and Chief Executive Officer   Title: Sr. Vice President